

April 19, 2011

Arnold P. Kling
President
Protalex, Inc.
145 Union Square Drive
New Hope, Pennsylvania 18938

      Re: **Protalex, Inc.**
            Form 10-K for the Fiscal Year Ended May 31, 2010
            Filed August 27, 2010
            File No. 000-28385

Dear Mr. Kling:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director